Profit and Loss Accrual

November 2024

	Total	
	Nov 2024	**Nov 2023 (PY)**
INCOME		
Discounts	-8,284.85	-4,363.62
Sales - Delivery Fee	2,755.00	2,360.00
Sales - Food	-76.82	-331.96
Sales - Desserts	951.06	289.56
Sales - Pizza	217,994.55	164,526.90
Sales - Sides	23,543.88	17,972.30
Total Sales - Food	**242,412.67**	**182,456.80**
Sales - Misc.		-0.76
Sales - NA Bev	2,258.72	1,356.40
Sales - Other		2,430.48
Uncategorized Income	-25.00	
Total Income	**239,116.54**	**184,239.30**
COST OF GOODS SOLD		
Cash Over/Short	-2.50	-5.39
COGS - Food	69,670.62	59,553.90
COGS - Miscellaneous	2,334.29	1,234.03
COGS - NA Bev	1,313.43	1,178.53
COGS - Paper	10,119.86	4,714.03
Total Cost of Goods Sold	**83,435.70**	**66,675.10**
GROSS PROFIT	**155,680.84**	**117,564.20**
EXPENSES		
Gifts	352.42	351.91
Non-Operating Expenses		
Contributions to charities	861.27	361.20
Insurance		
Liability insurance	346.44	322.09
Total Insurance	**346.44**	**322.09**
Interest expense		
Credit card interest	186.17	
Interest paid	503.42	435.46
Total Interest expense	**689.59**	**435.46**
Legal & accounting services		
Accounting fees	1,288.59	1,295.63
Total Legal & accounting services	**1,288.59**	**1,295.63**
Meals		83.00
Meals with clients	213.57	
Other Meals	617.35	796.04

	Total	
	Nov 2024	Nov 2023 (PY)
Travel meals	2,020.50	294.21
Total Meals	**2,851.42**	**1,173.25**
Memberships & subscriptions	26.98	15.99
Office expenses		
Office supplies		28.68
Shipping & postage	303.95	
Total Office expenses	**303.95**	**28.68**
Rent	3,400.00	3,400.00
Vehicle Expenses		
Parking & tolls		1.65
Vehicle gas & fuel	3.04	52.38
Total Vehicle Expenses	**3.04**	**54.03**
Total Non-Operating Expenses	**9,771.28**	**7,086.33**
Operating Expenses		
Advertising		245.00
Entertainment with clients	2,138.01	
Listing fees	245.00	
Sales and Marketing Expenses	6,998.00	529.06
Total Advertising	**9,381.01**	**774.06**
Cleaning Expenses		
Cleaning Fee	4,697.00	3,227.77
Cleaning Supplies	463.19	124.34
Total Cleaning Expenses	**5,160.19**	**3,352.11**
Door Dash Delivery Fee	9,046.18	6,174.70
Linen	380.80	355.20
Merchant account fees	9,265.44	6,334.54
Payroll expenses		
Contract Labor		1,848.17
Design	2,059.85	
Total Contract Labor	**2,059.85**	**1,848.17**
Employee benefits		
Health & Dental	3,055.29	
Total Employee benefits	**3,055.29**	
Payroll Fees	411.72	358.60
Payroll Wages	35,006.70	52,424.39
Employee Bonus	200.00	
Salary	30,876.40	
Total Payroll Wages	**66,083.10**	**52,424.39**
Total Payroll expenses	**71,609.96**	**54,631.16**

	Total	
	Nov 2024	Nov 2023 (PY)
Repair and Maintenance	6,049.42	27.60
Software		
Other Software	499.00	499.00
Software & apps	590.27	349.13
Software - POS	1,262.29	1,634.18
Software - Sale Tax Processing		53.11
Total Software	**2,351.56**	**2,535.42**
Supplies & materials		3,495.45
Operating Equipment		315.11
Operating Supplies	2,564.47	3,563.51
Total Supplies & materials	**2,564.47**	**7,374.07**
Taxes paid		
Licenses and Permits	50.00	
Payroll Taxes	6,798.80	5,605.89
Total Taxes paid	**6,848.80**	**5,605.89**
Travel		
Airfare	4,724.63	645.45
Hotels	586.37	1,696.31
Taxis or shared rides	1,039.77	124.38
Total Travel	**6,350.77**	**2,466.14**
Uniforms	5,145.98	515.78
Utilities		
Electricity	1,869.97	1,858.15
Internet & TV services	182.83	172.52
Total Utilities	**2,052.80**	**2,030.67**
Website		145.00
Total Operating Expenses	**136,207.38**	**92,322.34**
Total Expenses	**146,331.08**	**99,760.58**
NET OPERATING INCOME	9,349.76	17,803.62
OTHER INCOME		
Other income		
Interest earned	0.14	
Total Other income	**0.14**	
Total Other Income	**0.14**	**0.00**
NET OTHER INCOME	0.14	0.00
NET INCOME	**$9,349.90**	**$17,803.62**

Accrual Balance Sheet
As of November 30, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking -3001 - 1	36,491.22
Business Savings	20,000.14
Cash	0.00
Cash Clearing	22,788.55
Payroll clearing	0.00
Uncleared payroll checks	-1,278.52
Total Payroll clearing	**-1,278.52**
Total Bank Accounts	**78,001.39**
Other Current Assets	
Credit Card Clearing	26,465.93
House Accounts	0.00
Inventory	
Inventory - Food	10,064.33
Inventory - NA Bev	562.88
Inventory - Paper	1,262.87
Total Inventory	**11,890.08**
Loan - Cyarcus	0.00
Loan - Esdras	0.00
Third Party Clearing	
DoorDash	1,376.67
Ez Cater	-184.50
Slice	0.00
UberEats	9,966.34
Total Third Party Clearing	**11,158.51**
Total Other Current Assets	**49,514.52**
Total Current Assets	**127,515.91**
Fixed Assets	
Intangible Assets	
Goodwill	30,000.00
Accum Amort - Goodwill	-3,500.00
Total Goodwill	**26,500.00**
Total Intangible Assets	**26,500.00**
Purchase of Royal Pizza	0.00
Tangible Property	
Computer Hardware	4,721.73
Accum Depr - Computer Equipment	-2,706.00
Total Computer Hardware	**2,015.73**

	Total
Exterior Signage	1,763.75
Accum Depr - Signage	-256.00
Total Exterior Signage	**1,507.75**
Leasehold Improvements	70,811.46
Accum Depreciation - LI	-1,816.00
Total Leasehold Improvements	**68,995.46**
Restaurant Equipment	10,670.99
Accum Depreciation Equip	-90,662.00
Appliances and Equipment	142,987.01
Makelines	3,823.94
Pizza Ovens	58,612.00
Total Appliances and Equipment	**205,422.95**
Total Restaurant Equipment	**125,431.94**
Vehicles	
Range Rover	109,540.25
Total Vehicles	**109,540.25**
Total Tangible Property	**307,491.13**
Total Fixed Assets	**333,991.13**
TOTAL ASSETS	**$461,507.04**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable (A/P)	102,881.45
Total Accounts Payable	**102,881.45**

Credit Cards

American Express Platinum Card	6,409.93
AMEX Reserve	42,683.88
Ink Business Unlimited	4,283.72
Travel Rewards Visa Signature - 4475 - 3	0.00
Unlimited Cash Back Rwds -9761	10,845.48
Total Credit Cards	**64,223.01**

Other Current Liabilities

AmEx Line of Credit x7704	0.00
Customer prepayments	
Charity Payable	0.00
Gift Card Liability	10,857.57
Total Customer prepayments	**10,857.57**
Deferred Orders	9,283.72
Prepaid Orders	-9,283.72
Sales Tax Payable	2,252.65
Short-term business loans	0.00

	Total
Bob Hennessee	0.00
Credit Key	
NP Credit Key #1	0.00
NP Credit Key #2	0.00
NP Credit Key #3	0.00
Total Credit Key	**0.00**
Headway Capital	0.00
Intuit	23,134.98
Troy Sproul	0.00
Weymouth Point	0.00
Total Short-term business loans	**23,134.98**
Tips Payable	10,725.53
Total Other Current Liabilities	**46,970.73**
Total Current Liabilities	**214,075.19**
Long-Term Liabilities	
Long-term business loans	
JP Morgan (Land Rover)	100,246.28
NP Click Lease #1	-417.38
NP Click Lease #2	-1,244.94
Total Long-term business loans	**98,583.96**
Total Long-Term Liabilities	**98,583.96**
Total Liabilities	**312,659.15**
Equity	
Bryce Anderson Equity	87,328.46
Distributions - Bryce	-29,481.39
Total Bryce Anderson Equity	**57,847.07**
Opening balance equity	5,000.00
Retained Earnings	135,142.76
Sean Ryan Equity	36,022.94
Distributions - Sean	-23,918.70
Total Sean Ryan Equity	**12,104.24**
Troy Sproul Equity	31,159.24
Distributions - Troy	-321,303.11
Total Troy Sproul Equity	**-290,143.87**
Net Income	228,897.69
Total Equity	**148,847.89**
TOTAL LIABILITIES AND EQUITY	**$461,507.04**

Statement of Cash Flows

January - November, 2024

	Total
OPERATING ACTIVITIES	
Net Income	228,897.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Clearing	-1,991.58
Inventory:Inventory - Food	-3,864.40
Inventory:Inventory - NA Bev	-62.07
Inventory:Inventory - Paper	47.81
Third Party Clearing:DoorDash	-1,376.67
Third Party Clearing:Ez Cater	184.50
Third Party Clearing:UberEats	-9,583.75
Accounts Payable (A/P)	23,082.39
American Express Platinum Card	6,409.93
AMEX Reserve	22,383.24
Ink Business Unlimited	4,283.72
Unlimited Cash Back Rwds -9761	3,572.41
Customer prepayments:Gift Card Liability	3,438.03
Deferred Orders	10,339.40
Prepaid Orders	-9,283.72
Sales Tax Payable	-520.15
Short-term business loans:Intuit	13,912.75
Tips Payable	1,445.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**62,417.23**
Net cash provided by operating activities	**291,314.92**
INVESTING ACTIVITIES	
Tangible Property:Computer Hardware	-1,100.97
Tangible Property:Leasehold Improvements	-8,684.44
Tangible Property:Restaurant Equipment	-8,594.79
Tangible Property:Restaurant Equipment:Appliances and Equipment	-29,123.76
Tangible Property:Vehicles:Range Rover	-109,540.25

	Total
Net cash provided by investing activities	-157,044.21
FINANCING ACTIVITIES	
Long-term business loans:JP Morgan (Land Rover)	100,246.28
Long-term business loans:NP Click Lease #1	-4,378.86
Long-term business loans:NP Click Lease #2	-5,487.67
Bryce Anderson Equity:Distributions - Bryce	-16,597.30
Opening balance equity	5,000.00
Sean Ryan Equity:Distributions - Sean	-14,435.40
Troy Sproul Equity:Distributions - Troy	-157,029.13
Net cash provided by financing activities	-92,682.08
NET CASH INCREASE FOR PERIOD	41,588.63
Cash at beginning of period	36,412.76
CASH AT END OF PERIOD	$78,001.39